                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____ )*

                          Elantec Semiconductor, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  284155 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Andrew Kessler
                      c/o Velocity Capital Management LLC
                         261 Hamilton Avenue, Suite 212
                              Palo Alto, CA 94301
                                 (650) 321-0880
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 20, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                    PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    Velocity Capital Management LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)
 5
                                                                        [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                    667,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                        0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                     667,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                        0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                                                                  667,500

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                                                                     7.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      IA

------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                    PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    Velocity Technology and Communications Fund Trust A

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5
                                                                        [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                          0 (A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                        0 (A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                           0 (A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                        0 (A)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                                                                        0 (A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
 12
                                                                      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                                                                       0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      OO

------------------------------------------------------------------------------

  (A)Excludes an aggregate of 667,500 shares owned beneficially by the other reporting person indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                    PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------


  Item 1.           Security and Issuer.
                    -------------------

  The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Elantec Semiconductor, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 675 Trade Zone Boulevard, Milpitas, CA, 95035.

  Item 2.          Identity and Background.
                   -----------------------

  Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's members or investment advisors, as the case may be, and, if applicable, the persons controlling such members or directors (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

I.

a) Velocity Capital Management LLC, a California limited liability company ("VCM LLC"). The members of VCM LLC are Andrew Kessler and Fred Kittler.
b)  261 Hamilton Avenue, Suite 212, Palo Alto, CA 94301
c)  VCM LLC is an investment advisor.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  California

II.

a) Velocity Technology and Communications Fund Trust A ("VTCFA"). VCM LLC is the investment advisor of VTCFA. Andrew Kessler and Fred Kittler are members of VCM LLC.
b) c/o International Fund Services (Irelend), Harcourt Centre, Harcourt Street, Dublin 2, Ireland
c)  VTCFA is an investment trust.
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Delaware

III.

a)  Andrew Kessler ("Kessler")
b)  261 Hamilton Avenue, Suite 212, Palo Alto, CA 94301
c)  Andrew Kessler is a member of VCM LLC
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                    PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------


f)  Citizen of the United States of America

IV.

a)  Fred Kittler ("Kittler")
b)  261 Hamilton Avenue, Suite 212, Palo Alto, CA 94301
c)  Fred Kittler is a member of VCM LLC
d)  No criminal convictions(1)
e)  No adverse civil judgments for violations of securities laws(1)
f)  Citizen of the United States of America

__________________________

  (1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3.
       Source and Amount of Funds or Other Consideration.
       -------------------------------------------------

  All of the securities of the Issuer disclosed on the cover pages to this
Schedule 13D are held of record by the entity listed below. The source of funds used in the acquisition of such securities was the general working capital of such entity. Such working capital was contributed by such entity's beneficial owners.



                                        Aggregate                  Weighted
                                        ---------                  --------
                                        Number of    Aggregate      Average
                                        ---------    ---------      -------
                          Holder       Shares Held  Amount Paid  Price Per Share
                         --------      ------------ -----------  ---------------

                          VTCFA           667,500    $3,512,855      $5.26

  Item 4.
       Purpose of Transaction.
       ----------------------

  The acquisitions of the shares of the Issuer's Common Stock that are the subject of this filing were made for the purpose of investment and not with a view to distribution of the shares or with a view toward acquiring control of
the Issuer.   The Item 2 Persons with the power to do so may sell, or cause to be sold, all or part of such shares or acquire, or cause to be acquired, additional securities of the Issuer depending on market conditions and other economic factors.

  Except as described above, no Item 2 Person has any current plans or proposals that relate to or would result in:

  a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                    PAGE 6 OF 12 PAGES
-----------------------                                  ---------------------


  b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  e. Any material change in the present capitalization or dividend policy of the Issuer;

  f. Any other material change in the Issuer's business or corporate structure;

  g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

  j. Any action similar to any of those enumerated above.

Item 5.
     Interest in Securities of the Issuer.
     ------------------------------------

  (a) and (b)This Schedule 13D shall not be construed as an admission that any
Item 2 Person is, either for purposes of Section 13(d) or 13(g) of the Act or for other purposes, the beneficial owner of any Common Stock disclosed in this
Schedule 13D. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by each Item 2 Person are as follows:

                 Common Stock
                 Beneficially                                 Dispositive
 Item 2 Person      Owned       % of Class(1)  Voting Power      Power
---------------  -------------  ------------- -------------  ------------

VTCFA (2)                    0           0%    none          none

VCM LLC (2)            667,500         7.4%    sole          sole

Kessler (3)            667,500         7.4%    shared        shared

Kittler (3)            667,500         7.4%    shared        shared

____________________________________

     (1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 8,978,874 shares of Common Stock of

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                    PAGE 7 OF 12 PAGES
-----------------------                                  ---------------------


  the Company outstanding as of July 28, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997.

     (2) Although VTCFA is the holder of record of the securities set forth opposite the name of such entity, VCM LLC, as the investment advisor of VTCFA, has sole voting and investment power with respect to such securities. VCM LLC disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

     (3) Under the operating agreement of VCM LLC, Kessler and Kittler have the power, acting together but not independently, to cause the entities managed by VCM LLC to buy and sell securities and to direct the voting of such securities. As a result, Kessler and Kittler may also be deemed to have shared dispositive power and shared voting power with respect to the securities held by VTCFA. Kessler and Kittler disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

(c) The following is a list of all transactions in the Issuer's securities by the Item 2 Persons effected after September 20, 1997, all of which were open market purchases.


                                                  Aggregate Percentage Ownership
                                           Price   of All Item 2 Persons After
                           Shares           Per    Transactions Effected on Date
Purchaser      Date       Purchased        Share              Listed
-----------  --------     ---------        ------             ------

VTCFA        11-05-97     20,000           $6.875             4.2%(1)

VTCFA        11-19-97     50,000           $5.688             4.7%(1)

VTCFA        11-20-97     25,000           $5.900             5.0%(1)

VTCFA        12-08-97     50,000           $6.600             5.6%(1)

VTCFA        12-09-97     35,000           $7.000             6.0%(1)

VTCFA        12-09-97     10,000           $7.125             6.1%(1)

VTCFA        12-10-97     35,000           $6.946             6.5%(1)

VTCFA        12-11-97     57,500           $6.484             7.1%(1)

VTCFA        12-12-97     15,000           $6.125             7.3%(1)

VTCFA        12-16-97     15,000           $6.750             7.4%(1)

___________________________________

     (1) Indicated percentages are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 8,978,874 shares of Common Stock of the Company outstanding as of July 28, 1997, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1997.

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                    PAGE 8 OF 12 PAGES
-----------------------                                  ---------------------

  (d)  Inapplicable.

  (e)  Inapplicable.

     Item 6.
       Contracts, Arrangements, Understandings or Relationships with
       -------------------------------------------------------------
  Respect to Securities of the Issuer.
  -----------------------------------

     There are no contracts, arrangements or understandings among any of the
Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

     Under the terms of the Agreement and Declaration of Trust of VTCFA, VCM LLC possesses the sole power to manage the investment activities of VTCFA, including the power to direct the voting and direct the disposition of the Common Stock of the Issuer. Under the Operating Agreement of VCM LLC, Kessler and Kittler (the members of such entity) possess the power to cause VCM LLC to exercise such voting and dispositive power with respect to the securities of the Issuer held by VCTFA.

  Item 7.
         Material to be Filed as Exhibits.
         --------------------------------

     The following exhibit is attached hereto:

     A - Statement Appointing Designated Filer and Authorized Signer

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                    PAGE 9 OF 12 PAGES
-----------------------                                  ---------------------


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 23, 1997

VELOCITY CAPITAL MANAGEMENT LLC,
a California Limited Liability Company

By:   /s/ Andrew Kessler
    --------------------------------
     Andrew Kessler, Authorized Signatory

VELOCITY TECHNOLOGY AND COMMUNICATIONS FUND TRUST A

By:   /s/ Andrew Kessler
    ---------------------------------
     Andrew Kessler, Authorized Signatory

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                   PAGE 10 OF 12 PAGES
-----------------------                                  ---------------------


                                   EXHIBIT A

          STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNER


  Each of the undersigned entities and individuals (collectively, the "Reporting Persons") hereby designates the entity listed in Column II of Exhibit A hereto,
                                                              ---------
or such other person or entity as is designated in writing by Andrew Kessler (any such entity is referred to as the "Designated Filer") as the beneficial owner to make filings of Schedules 13D and 13G (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and of Forms 3, 4 and 5 (and any amendments thereto) pursuant to Section 16(a) of the Exchange Act (collectively, the "Reports") with respect to the securities of the entities listed in Column I of Exhibit A hereto and with
                                                 ---------
respect to the securities of any other entity whose securities are now, or hereafter become, publicly traded and whose securities are beneficially owned (directly or indirectly) both by such Reporting Person and by such Designated Filer (collectively, the "Companies").

  Each Reporting Person hereby further authorizes and designates ANDREW KESSLER (the "Authorized Signatory") to execute and file on behalf of such Reporting Person the Reports with respect to the securities of the Companies, including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that such Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of such Reporting Person's ownership of, or transactions in securities of the Companies.

  The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Schedules 13D or 13G or Forms 3, 4 and 5 with respect to the Reporting Person's ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person's responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.


Date: December 23, 1997
                              VELOCITY CAPITAL MANAGEMENT LLC,
                              a California Limited Liability Company


                              By:      /s/ Andrew Kessler
                                 -------------------------------------------
                                     Andrew Kessler, Managing Member

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                   PAGE 11 OF 12 PAGES
-----------------------                                  ---------------------

Date: December 23, 1997
                                       VELOCITY TECHNOLOGY AND
                                       COMMUNICATIONS FUND TRUST A

                                       By: Velocity Capital Management LLC,
                                       Its Investment Advisor


                                       By:  /s/ Andrew Kessler
                                       --------------------------------------
                                            Andrew Kessler, Member


Date: December 23, 1997                    /s/ Andrew Kessler
                                       --------------------------------------
                                           Andrew Kessler

Date: December 23, 1997                    /s/ Fred Kittler
                                       --------------------------------------
                                           Fred Kittler

                                  SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 284155 10 8                                   PAGE 12 OF 12 PAGES
-----------------------                                  ---------------------

                                   EXHIBIT A

Column I                          Column II     Persons/Entities on Whose Behalf
--------                          ---------     --------------------------------
Publicly Traded Company        Designated Filer   the Designated Filer May Act
-----------------------        ----------------   ----------------------------
Elantec Semiconductor, Inc.        Velocity      Velocity Capital Management LLC
                                   Capital       Velocity Technology and
                               Management LLC    Communications Fund Trust A
                                                 Andrew Kessler
                                                 Fred Kittler



                                      12